ASPIRIANT GLOBAL EQUITY TRUST

SHAREHOLDER SERVICES PLAN

This Shareholder Services Plan (the “Plan”) is adopted by Aspiriant Global Equity Trust, a Delaware statutory trust (the “Trust”), on behalf of each of its series (each, a “Fund” and collectively, the “Funds”) set forth on Schedule A, as amended from time to time, subject to the following terms and conditions:

Section 1. Annual Fees.

Shareholder Services Fee. Each Fund (or class thereof, as the case may be) may pay to financial institutions that provide certain shareholder services to the Fund a shareholder services fee under the Plan (the “Fee”) in an amount up to an annual rate set forth on Schedule A of the average daily net assets of the Fund (or class thereof) attributable to said financial institution.

Adjustment to Fees. A Fund may pay a Fee to a financial institution at a lesser rate than the fee specified in Schedule A, provided that any difference between the Fee paid to a financial institution and the fee specified in Schedule A shall be retained by the Fund.

Payment of Fees. The Fee will be calculated daily and paid monthly by each Fund (or class thereof, as the case may be) at the annual rate set forth on Schedule A or such other rate as is agreed upon by the Fund, provided that such rate shall not exceed the rate set forth on Schedule A.

Section 2. Expenses Covered by the Plan.

The Fee may be used by the financial institution for payments to financial institutions and persons who provide administrative and support services to their customers who may from time to time beneficially own shares, which may include, but are not limited to, (i) establishing and maintaining accounts and records relating to shareholders; (ii) processing dividend and distribution payments from the Fund on behalf of shareholders; (iii) providing information periodically to shareholders showing their positions in shares and integrating such statements with those of other transactions and balances in shareholders’ other accounts serviced by such financial institution; (iv) arranging for bank wires; (v) responding to shareholder inquiries relating to the services performed; (vi) responding to routine inquiries from shareholders concerning their investments; (vii) providing sub-accounting with respect to shares beneficially owned by shareholders, or the information to the Fund necessary for sub-accounting; (viii) if required by law, forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to shareholders; (ix) assisting in processing purchase, exchange and redemption requests from shareholders and in placing such orders with service contractors; (x) assisting shareholders in changing dividend options, account designations and addresses; (xi) providing shareholders with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; and (xii) providing such other similar services as a Fund or its shareholders may reasonably request to the extent the financial institution is permitted to do so under applicable statutes, rules and regulations.

Section 3. Approval of Trustees.

Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the “Qualified Trustees”).

Section 4. Continuance of the Plan.

This Plan will continue in effect for a period of one year from its date of adoption and will automatically renew for successive twelve-month periods thereafter until terminated as provided in Section 5 below. The Board of Trustees shall periodically review the appropriateness of continuing the Plan and the payments made thereunder.

Section 5. Termination.

The Plan may be terminated at any time with respect to a Fund (i) by the Board of Trustees, (ii) by the vote of a majority of the outstanding voting securities of the Fund (or the shareholders of a particular class, if applicable), or (iii) by the Qualified Trustees. The Plan may remain in effect with respect to a Fund even if the Plan has been terminated in accordance with this Section 5 with respect to any other Fund.

Section 6. Amendments.

No material amendment to the Plan may be made unless approved by the Trust’s Board of Trustees in the manner described in Section 3 above.

Section 7. Written Reports.

In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement will prepare and furnish to the Trust’s Board of Trustees, and the Board will review, at least quarterly, written reports that set forth the amounts expended under the Plan and the purposes for which those expenditures were made.

Section 8. Preservation of Materials.

The Trust will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 7 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

Section 9. Limit of Liability.

The limitation of shareholder liability set forth in the Trust’s Declaration of Trust is hereby acknowledged. The obligations of the Trust under this Plan, if any, shall not be binding upon the Trustees individually or upon holders of shares of the Trust individually but shall be binding only upon the assets and property of the Trust, and upon the Trustees insofar as they hold title thereto.

Section 10. Meanings of Certain Terms.

As used in the Plan, the terms “interested person” and “majority of the outstanding voting securities” will be deemed to have the same meaning that those terms have under the Investment Company Act of 1940.

Adopted October 26, 2012

ASPIRIANT GLOBAL EQUITY TRUST

SCHEDULE A

TO THE SHAREHOLDER SERVICES PLAN

Fund	Share Class	Shareholder Services Fee
Aspiriant Risk-Managed Global Equity Fund	Institutional Shares	0.25%

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